January 31, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Select Interior Concepts, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Select Interior Concepts, Inc., a Delaware corporation (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates in part to the initial public offering (the “IPO”) of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”).

On behalf of the Company, we confirm to you that, as of the date of this letter, the Company is an “emerging growth company” (as defined under Section 2(a)(19) of the Securities Act), because its total gross revenues during the fiscal year ended December 31, 2017 (its most recently completed fiscal year) were less than $1.07 billion. In addition, on behalf of the Company, we confirm to you that, as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

We also hereby confirm, on behalf of the Company, that a formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show in connection with the IPO.

We would like to inform the Staff that while the Company’s financial statements and information for the nine months ended September 30, 2017 and 2016, and the fiscal year ended December 31, 2015, are otherwise required by Regulation S-X at the time of the initial submission of the Registration Statement, the Company reasonably believes that such financial statements and information will not be required to be included in the Registration Statement at the time of the IPO. Accordingly, pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act and Item II(C) of the General Instructions of Form S-1, the Company is not including in the Registration Statement its financial statements and information for the nine months ended September 30, 2017 and 2016, and the fiscal year ended December 31, 2015, because the Company expects to file its financial statements and information for the fiscal year ended December 31, 2017 in a subsequent amendment to the Registration Statement before the Registration Statement is declared effective by the Commission.

In addition, we would like to inform the Staff that the Company intends to affirm with the Office of the Chief Accountant (the “OCA”) of the Commission its accounting treatment with respect to the Company’s private offering and private placement, which was consummated in November 2017, pursuant

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to which it sold and issued an aggregate of 21,750,000 shares of its Class A Common Stock in reliance upon the exemptions from the registration requirements of the Securities Act provided by Rule l44A, Regulation S, and Rule 506 of Regulation D under the Securities Act. After pre-clearing this issue with the OCA, the Company intends to file, in a subsequent amendment to the Registration Statement, re-cast audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which would replace the audited combined consolidated financial statements of Residential Design Services, LLC (f/k/a TCFI LARK LLC) and Architectural Surfaces Group, LLC (f/k/a TCFI G&M LLC), the Company’s primary operating subsidiaries, as of and for the year ended December 31, 2016, which are currently included in the Registration Statement.

If you have any questions or comments concerning this submission, please do not hesitate to call me at (310) 586-3856.

Very truly yours,

/s/ Mark Kelson
Mark J. Kelson, Esq.

cc:	Tyrone Johnson, Select Interior Concepts, Inc.
Kendall R. Hoyd, Select Interior Concepts, Inc.
William Wong, Esq., Greenberg Traurig, LLP
Jonathan H. Talcott, Esq., Nelson Mullins Riley & Scarborough LLP

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